Dogness Launches Five New Smart Pet Ecosystem Products

DONGGUAN, China, August 23, 2018 (GLOBE NEWSWIRE) -- Dogness (International) Corporation (NASDAQ: DOGZ) (“Dogness” or the “Company”), a leading developer and manufacturer of pet products, including leashes, accessories, and collars and harnesses that incorporate smart technology in China, launched five new products as part of its smart pet ecosystem at a product launch event in Shanghai on August 22, 2018.

“We have a clear goal, and that is not only to become a recognizable brand, but also for the Dogness name to become synonymous with good products, to become a brand that pet owners around the world trust,” Mr. Silong Chen, CEO of Dogness, said in a speech at the event.

“Since going public in December, we have undergone a positive change in product strategy and development, one centered around the concept of ‘four products, one platform,’” continued Mr. Chen. “Our strategic focus and the engine of our future growth will be in the following four pet product areas: smart products, hygiene products, health and wellness products and leash products. These four product areas are independent and yet will be part of an integrated ‘Pet IoT Platform.’”

Through a single platform, the Dogness mobile app, the products presented today allow pet owners to remotely see, hear, speak, feed, play, and interact with their pets in different ways:

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Dogness Smart iPet Robot: Pet owners will be able to see their pets through a camera, hear their pets through a built-in microphone, interact with their pets by feeding them treats, and play with their pets through an interactive laser pointer. Pet owners have full control over the 360-degree mobility of the robot through the Dogness app and can securely take and save pictures and videos of their dogs.

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Dogness Mini Treat Robot: Space-conscious pet owners can see their pets through a stationary tilting camera that securely records photo and video, hear their pets through a built-in microphone, interact with their pets by feeding them treats, and play with them through an interactive laser pointer.

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Dogness Smart CAM Feeder: Pet owners can now ensure that their pets are well-fed and on-schedule. Able to hold around 6.5 pounds of dry food, the smart feeder helps pet owners ensure the health of their pets, even when away from home. Pet owners can see their pets’ eating habits night and day through a built-in camera with night vision and call their pets to the feeder through a voice recording that can be programmed to be played at meal times.

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Dogness Smart Fountain: The smart fountain ensures that pets stay hydrated with a source of clean filtered water from a patented filtering technology. Additional features include an oxygenating, free-falling, recirculating water stream for optimal freshness, the ability to increase or decrease the flow of water, a replaceable carbon water filter to maintain water freshness, a submersible pump for quiet operation, dishwasher-safe material, and an easily assembled and disassembled design.

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Dogness Smart CAM Treater: Allows pet owners to see their pets night and day through a 160-degree full HD camera with night vision, hear their pets through a built-in microphone, interact with their pets by speaking to them through a built-in speaker, and play with their pets by tossing them treats.

In addition, Dogness announced an updated retractable leash to enhance the pet walking experience. The new leash allows pet owners to attach Dogness accessories to their retractable leashes, which currently include an LED light for better visibility in low light settings; a convenience box to store items such as doggie bags, treats, or keys; and a Bluetooth speaker to listen to music or answer calls.

In line with its mission of simplifying pet ownership, making it more scientific, and improving the care that pet owners give to their pets, Dogness also announced its own pet shampoo brand as the first product of its hygiene business.

“Pet owners want to do their best for their pets, but one area in which many lack knowledge is shampoo,” explained Mr. Chen. “Just as we use different types of shampoo in different situations, we should recognize that our pet cats and dogs have special requirements as well. For example, their skin is more vulnerable than that of humans, and the pH of their skin is different as well. Even in humans, the average pH of women’s skin differs from that of men.”

Each of the products launched today underwent painstaking refinement from Dogness staff, deep involvement from pet behavior experts, and detailed design from top domestic and overseas brand planning companies to ensure optimal cohesion between product experience, style, and branding.

“We are excited for this strategic expansion of our pet-centric ecosystem. By creating a full suite of products that enable pet owners around the world to better care for their pet family members, we raise awareness of our brand at home and abroad. We also enable ourselves to grow globally, fueling our sustainable development for our shareholders in the years to come,” concluded Mr. Chen.

About Dogness

Dogness (International) Corporation was born in 2003 from the belief that pet dogs and cats are important, well-loved family members. Through its products – traditional and smart collars and harnesses, traditional and retractable leashes, gift suspenders, and other accessories – Dogness is able to make pet ownership easier, more scientific, and more fun. The company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 100 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the "safe harbor" under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding our ability to raise capital on any particular terms, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, demand for and our ability to satisfy such demand for our products, ability to deliver products to market in the quantities and with the quality and on the timeline expected, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contacts:

ICR, Inc.

Rose Zu

Tel: +1-646-588-0383

Email: ir@dognesspet.com

Photos accompanying this announcement are available at:

http://www.globenewswire.com/NewsRoom/AttachmentNg/4e3f1693-199b-4dab-af11-3bad66319829

http://www.globenewswire.com/NewsRoom/AttachmentNg/629c16c0-aa88-4b44-8946-ca12ceb9ff05

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The product launch event was held at the Shanghai Jumeirah Himalayas Hotel

The product launch event was well-attended and at full capacity

Mr. Silong Chen, CEO and Chairman of Dogness, spoke at the event

Mr. George Taylor, Sales & Marketing Director, demonstrates the Dogness Smart iPet Robot on stage at the product launch event